Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 21, 2015 (except for 2014 earnings per share data included in the consolidated statements of operations and the related disclosure within Note 2, as to which the date is August 3, 2015 and except for Note 17, as to which the date is August 17, 2015) on the consolidated financial statements of Surgery Center Holdings, Inc., in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-206439) and related Prospectus of Surgery Partners, Inc. for the registration of common stock.

/s/ Ernst & Young LLP

Nashville, Tennessee

September 21, 2015